UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 26)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

292052107

(CUSIP Number)

Steven L. Wilner, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No.  292052107

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Kien Huat Realty III Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	32,614,606(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	32,614,606(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	32,614,606(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	85.57%(2)

14.	Type of Reporting Person (See Instructions)	CO

1

This includes 28,914,606 shares of common stock, par value $.01 per share (the “Common Stock”), of Empire Resorts, Inc. (the “Issuer”) and 3,700,000 shares of Common Stock into which the Series F Preferred Stock (the “Preferred Stock”) beneficially owned by the reporting person can currently be converted.

2

Calculated on the basis of a total of 34,413,459 shares of Common Stock outstanding as of May 7, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 8, 2019 (the “10-Q”), 2,390 shares of Common Stock into which the Series B Preferred Stock can be converted, and 3,700,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting persons can currently be converted.

2

CUSIP No.  292052107

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Lim Kok Thay

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	32,614,606 (3)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	32,614,606 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	32,614,606 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	85.57%(4)

14.	Type of Reporting Person (See Instructions)	IN

3

This includes 28,914,606 shares of the Common Stock and 3,700,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting person can currently be converted.

4

Calculated on the basis of a total of 34,413,459 shares of Common Stock outstanding as of May 7, 2019, as reported by the Issuer in the Form 10-Q, 2,390 shares of Common Stock into which the Series B Preferred Stock can be converted, and 3,700,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting persons can currently be converted.

3

This Amendment No. 26 (this “Amendment No. 26”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat”) and Lim Kok Thay (together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission on August 27, 2009, as previously amended (the “Schedule 13D”), relating to the Common Stock of the Issuer. All capitalized terms used in this Amendment No. 26 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 4 and 6 are hereby amended and supplemented to add the following:

Item 4. Purpose of Transaction

On August 5, 2019, Kien Huat and Genting Malaysia Berhad, a public limited liability company incorporated in Malaysia and an affiliate of Kien Huat (“Genting Malaysia”), submitted a preliminary non-binding proposal to the Issuer (“Proposal Letter”) to acquire all of the outstanding equity of the Company not owned by the Reporting Persons or their affiliates (including Genting Berhad, Genting Malaysia Berhad and its subsidiaries) in a merger (the “Merger”) for cash payment of $9.74 per share of the Company's common stock, par value $0.01 per share (the “Common Stock”), with each share of the Company’s Series B Preferred Stock, par value $0.01 per share, receiving such consideration on an as-converted basis.

In addition, Kien Huat, Genting (USA) Limited and Genting Malaysia have entered into a binding term sheet to, among other things, facilitate the proposed Merger (the “Term Sheet”). Pursuant to the Term Sheet, subject to the satisfaction of certain conditions (including receipt of regulatory approvals), Kien Huat will sell to a wholly owned subsidiary of Genting Malaysia 13,200,000 shares of Common Stock at the same price per share proposed in the Proposal Letter to be paid to the minority stockholders in the Merger. In addition, Kien Huat intends to form a joint venture with Genting Malaysia that will hold all of the Common Stock currently held by Kien Huat (including the Common Stock proposed to be sold to a subsidiary of Genting Malaysia). This joint venture would be owned 49% by a subsidiary of Genting Malaysia and 51% by Kien Huat. At all times, Kien Huat is expected to remain the direct or indirect majority owner of the Company’s equity securities. Under the terms of the Term Sheet, in the event that the proposed Merger is consummated, Kien Huat and Genting Malaysia would fund amounts due in connection with the Merger in accordance with their relative ownership in the joint venture.

As indicated in the Proposal Letter, the proposed Merger would be subject to the approval of (i) the Special Committee or another committee of the board of directors of the Company (the “Board”) composed solely of disinterested members of the Board who are also independent of Kien Huat and its affiliates (including Genting Berhad, Genting Malaysia and their subsidiaries) and (ii) holders of a majority of the votes represented by the outstanding shares of Common Stock and Series B Preferred Stock (together with any other capital stock of the Company entitled to vote together with the Common Stock in the election of the board of directors of the Company, “Voting Stock”) other than Voting Stock owned by Kien Huat, Genting Malaysia, or their affiliates and associates and executive management.

4

There can be no assurance that a definitive agreement will be executed with the Company relating to a proposed Merger on the terms proposed in the Proposal Letter or on any other terms or that if a definitive agreement is entered into that the transactions contemplated by such definitive agreement will be consummated.

The Reporting Persons intend to engage in, among other activities, due diligence activities, communications and negotiations with each other, Genting Malaysia and its affiliates, the Special Committee, the Issuer's management, advisors, other stakeholders (including other equityholders, lenders and the Issuer's contractual and operational counterparties and regulators), regulatory authorities and potential sources of liquidity and debt and equity financing, in respect of the terms, conditions and other matters relating to a potential transaction involving the Issuer and its securities, including the potential transaction described in the Proposal Letter, and a broad range of other strategic, financial and operational matters.

References to and descriptions of the Joint Proposal Letter and the Term Sheet do not purport to be complete and are qualified in their entirety by reference to the actual Joint Proposal Letter and Term Sheet, which are filed as Exhibit 23 and Exhibit 24, respectively, and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 26 is incorporated herein by reference.

5

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2019

Kien Huat Realty III Limited

By:	/s/ Yap Chong Chew
Name:	Yap Chong Chew
Title:	Authorized Signatory*

Lim Kok Thay

By:	/s/ Yap Chong Chew
Name:	Lim Kok Thay
By:	Yap Chong Chew**

___________________

* The Letter of Authorization given by Kien Huat Realty III Limited is filed as Exhibit 21 hereto.

** The Letter of Authorization given by Lim Kok Thay is filed as Exhibit 22 hereto.

[Signature Page to Schedule 13DA]

EXHIBIT INDEX

Exhibit Index	Description

Exhibit 1	Joint Filing Agreement, dated as of August 27, 2009, by and between Lim Kok Thay and Kien Huat Realty III Limited.

Exhibit 2	Investment Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 3	Stockholder Voting Agreement, dated as of August 19, 2009, by and among Empire Resorts, Inc., Kien Huat Realty III Limited and the stockholders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 4	Registration Rights Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 5	Custody Agreement, dated as of August 19, 2009, by and between Kien Huat Realty III Limited and JPMorgan Chase Bank, National Association, as Custodian (incorporated by reference to Exhibit 5 to Schedule 13D filed on August 27, 2009).

Exhibit 6	Standby Purchase Agreement dated as of April 12, 2013, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 6 to Amendment No. 8 to Schedule 13D filed on April 15, 2013).

Exhibit 7	Standby Purchase Agreement dated as of January 2, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 5, 2015).

Exhibit 8	Standby Purchase Agreement dated as of December 31, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 4, 2016).

Exhibit 9	Letter Agreement dated February 17, 2016, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on February 18, 2016).

Exhibit 10	Note Exchange Agreement, dated as of December 28, 2017, among Empire Resorts, Inc., Montreign Holding Company, LLC, and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 11	Amendment to Commitment Agreement, dated as of December 28, 2017, by and between Empire Resorts, Inc., and Kien Huat Realty III Limited (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 12	Amendment to Letter Agreement, dated as of December 28, 2017, by and between Empire Resorts, Inc., and Kien Huat Realty III Limited (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 13	Commitment Agreement by and between Kien Huat Realty III Limited and Empire Resorts, Inc. as amended and restated by the Amended and Restated Commitment Agreement, dated as of November 9, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc..

Exhibit 14	Subscription Agreement, dated as of November 13, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 15	Amended and Restated Certificate of Designations for the Series F Convertible Preferred Stock, dated as of November 9, 2018.

Exhibit 16

Subscription Agreement, dated as of February 20, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on February 20, 2019)

Exhibit 17	Amendment, dated May 7, 2019, to the Commitment Agreement by and between Kien Huat Realty III Limited and Empire Resorts, Inc. as amended and restated by the Amended and Restated Commitment Agreement, dated as of November 9, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 18	Subscription Agreement, dated as of May 21, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 19	Subscription Agreement, dated as of June 17, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 20	Proposal, dated as of July 25, 2019, by Kien Huat Realty III Limited to the special committee of the board of directors of Empire Resorts, Inc.

Exhibit 21	Letter of Authorization, given by Kien Huat Realty III Limited

Exhibit 22	Letter of Authorization, given by Lim Kok Thay

Exhibit 23	Proposal Letter, dated as of August 5, 2019, by Kien Huat Realty III Limited and Genting Malaysia Berhad to the special committee of the board of directors of Empire Resorts, Inc.

Exhibit 24	Term Sheet, dated as of August 5, 2019, by and among Kien Huat Realty III Limited, Genting (USA) Limited and Genting Malaysia Berhad.